UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 2
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Smart Share Global Limited
(Name of the Issuer)

Smart Share Global Limited
Mobile Charging Group Holdings Limited
Mobile Charging Investment Limited
Mobile Charging Merger Limited
Trustar Mobile Charging Holdings Limited
Trustar Capital Partners V, L.P.
Mars Guangyuan Cai
Smart Share Holdings Limited
Peifeng Xu
Super June Limited
Victor Yaoyu Zhang
Victor Family Limited
Maria Yi Xin
Jade Dew Capital Limited
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.0001 per share*
American Depositary Shares, each representing two (2) Class A Ordinary Share
(Title of Class of Securities)
83193E102**
(CUSIP Number)
Smart Share Global Limited 6th Floor, 799 Tianshan W Road Changning District, Shanghai 200335 People’s Republic of China +86 21 6050 3535

Mobile Charging Group Holdings Limited
Mobile Charging Investment Limited
Mobile Charging Merger Limited
Trustar Mobile Charging Holdings Limited
Trustar Capital Partners V, L.P.
28/F, CITIC Tower
Tim Mei Avenue, Central, Hong Kong
+ 852 3710 6888

Mars Guangyuan Cai
Smart Share Holdings Limited
Peifeng Xu
Super June Limited
Victor Yaoyu Zhang
Victor Family Limited
Maria Yi Xin
Jade Dew Capital Limited
c/o 6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China
+86 21 6050 3535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533 3373	William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000

This statement is filed in connection with (check the appropriate box):
a   ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b   ☐
The filing of a registration statement under the Securities Act of 1933.

c   ☐
A tender offer

d   ☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the Nasdaq Stock Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing two Class A Ordinary Shares

i

This amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Final Amendment”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Smart Share Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.0001 per share (each, a “Class A Share,” collectively, the “Class A Shares”), including Class A Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing two (2) Class A Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mobile Charging Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Mobile Charging Investment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“MidCo”); (d) Mobile Charging Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of MidCo (“Merger Sub”); (e) Trustar Mobile Charging Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Trustar Capital”), (f) Trustar Capital Partners V, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Trustar Fund” and together with Trustar Capital, the “Trustar Filing Persons”), (g) Mr. Mars Guangyuan Cai, chairman of the board of directors and chief executive officer of the Company, (h) Smart Share Holdings Limited, a company incorporated under the laws of the British Virgin Islands, (i) Mr. Peifeng Xu, director and president of the Company, (j) Super June Limited, a company incorporated under the laws of the British Virgin Islands, (k) Mr. Victor Yaoyu Zhang, chief marketing officer of the Company, (l) Victor Family Limited, a company incorporated under the laws of the British Virgin Islands, (m) Ms. Maria Yi Xin, director and chief financial officer of the Company, and (n) Jade Dew Capital Limited, a company incorporated under the laws of the British Virgin Islands (together with Filing Persons (g) through (m), the “Management Filing Persons”). This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Reporting Persons on November 28, 2025.
Throughout this Transaction Statement, (a) Smart Share Holdings Limited, Super June Limited, Victor Family Limited and Jade Dew Capital Limited are collectively referred to herein as the “Rollover Shareholders”, and (b) Parent, MidCo, Merger Sub, the Trustar Filing Persons and the Management Filing Persons are collectively referred to as the “Consortium”.
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.
All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.
Item 10
Source and Amount of Funds or Other Consideration

Item 10 is hereby amended and supplemented as follows:
As contemplated by the Debt Commitment Letter, MidCo, the Lender (as mandated lead arranger, facility agent and security agent) and China CITIC Bank Corporation Limited Shanghai Branch (as joint lead arranger) entered into a facility agreement (the “Facility Agreement”) on April 28, 2026, providing for a term loan facility up to RMB1,575,000,000 (or its USD equivalent) to fund the Transactions. Reference is hereby made to such Facility Agreement, which is attached hereto as Exhibit (d)-(16) and incorporated herein by reference.

1

Item 15
Additional Information

Item 15(c) is hereby amended and supplemented as follows:
On December 31, 2025 at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at 1102 Xiehe Road, Changning District, Shanghai, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.
As of April 28, 2026, Parent has waived the closing condition that holders of no more than 15% of the total issued and outstanding Shares have validly served a notice of dissent under the Cayman Islands Companies Act, after entering into settlement agreements with certain shareholders who have previously exercised their right to dissent.
On April 29, 2026, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 29, 2026, pursuant to which the Merger became effective on April 29, 2026 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of MidCo.
At the Effective Time, (a) each Share (other than Excluded Shares, the Dissenting Shares and the Class A Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash per Share without interest and net of any applicable withholding taxes, and (b) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Shares represented by such ADSs, was cancelled in exchange for the right to receive the Per ADS Merger Consideration (less US$5.00 per 100 ADSs (or portion thereof) cancellation fee payable pursuant to the terms of the Deposit Agreement), in cash per ADS, without interest and net of any applicable withholding taxes.
At the Effective Time, the Excluded Shares (including Excluded Shares represented by ADSs) were cancelled and ceased to exist for no cash consideration or distribution therefor.
At the Effective Time, each Dissenting Share, issued and outstanding immediately prior to the Effective Time, was cancelled and ceased to exist, and will carry no rights other than the right to receive the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Act.
In addition to the foregoing, at the Effective Time, the Company terminated the Company Share Plan and any relevant award agreements entered into under the Company Share Plan. In addition, at the Effective Time, each Company Option that was then outstanding and unexercised, whether or not vested or exercisable, and each Company Restricted Share and Company Restricted Share Unit that was then outstanding, whether or not vested, will be treated as described below.
In connection with the Merger, (a) except for the Rollover Shareholders, there was no former holder of any Vested Company Option; (b) except for options held by the Rollover Shareholders, each Unvested Company Option which was cancelled at the Effective Time will be replaced, after the Effective Time, by an award comprised of other rights or property to the extent permitted by applicable law, which will be subject to substantially equivalent vesting schedule and conditions to such Unvested Company Option (in each case, as may be reasonably determined by Parent); (c) at the Effective Time, by virtue of the Merger, any and all awards granted under the Company Share Plan (other than Vested Company Options and Unvested Company Options), including any Company Restricted Shares and Company Restricted Share Units that were outstanding, whether or not vested, were cancelled and ceased to exist without payment of any consideration or distribution therefor; and (d) at the Effective Time, any and all Vested Company Options and Unvested Company Options held by the Rollover Shareholders were cancelled and ceased to exist in exchange for shares of Parent, in each case in accordance with the Support Agreement.

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As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Capital Market (the “Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested the Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on the Nasdaq and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.
Item 16
Exhibits

(a)-(1)	Proxy Statement of the Company dated November 28, 2025.*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*
(a)-(4)	Press Release issued by the Company, dated August 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 1, 2025.*
(c)-(1)	Opinion of Kroll, LLC, dated August 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated August 1, 2025.*
(d)-(1)	Agreement and Plan of Merger, dated as of August 1, 2025, by and among the Company, Parent, MidCo and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)
Support Agreement, dated as of August 1, 2025, by and among the Management Filing Persons and Parent, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(3)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Smart Share Holdings Limited, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(4)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Super June Limited, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(5)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Victor Family Limited, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(6)
Equity Commitment Letter, dated August 1, 2025, by and between Parent and Jade Dew Capital Limited, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(7)	Equity Commitment Letter, dated August 1, 2025, by and between Parent and Trustar Fund.*
(d)-(8)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Smart Share Holdings Limited, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(9)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Super June Limited, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(10)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Victor Family Limited, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

3

(d)-(11)
Limited Guarantee, dated as of August 1, 2025, by and between the Company and Jade Dew Capital Limited, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(12)	Limited Guarantee, dated as of August 1, 2025, by and between the Company and Trustar Fund.*
(d)-(13)
Commitment Letter, dated October 31, 2025, by China Merchants Bank Haikou Branch to MidCo, incorporated herein by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on November 4, 2025.*

(d)-(14)
Consortium Agreement, dated as of January 5, 2025, by and among Trustar Capital, Mr. Cai, Mr. Xu, Mr. Zhang, and Ms. Xin, incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by the Management Filing Persons with the SEC on January 10, 2025.*

(d)-(15)
Interim Investor Agreement, dated as of August 1, 2025, by and among Trustar Capital, Mr. Cai, Mr. Xu, Mr. Zhang, Ms. Xin, Parent, MidCo and Merger Sub, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by the Management Filing Persons with the SEC on August 5, 2025.*

(d)-(16)	Facility Agreement, dated April 28, 2026, by and among MidCo, China Merchants Bank Haikou Branch, and China CITIC Bank Corporation Limited Shanghai Branch.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

4

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Smart Share Global Limited
By:	/s/ Conor Chia-hung YANG
	Name:	Conor Chia-hung YANG
	Title:	Chairman of the Special Committee

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Mobile Charging Group Holdings Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Mobile Charging Investment Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Mobile Charging Merger Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Trustar Mobile Charging Holdings Limited
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Trustar Capital Partners V, L.P.
By TCP V GP Ltd., its general partner
By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Mars Guangyuan Cai
By:	/s/ Mars Guangyuan Cai

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Smart Share Holdings Limited
By:	/s/ Mars Guangyuan Cai
	Name:	Mars Guangyuan Cai
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Peifeng Xu
By:	/s/ Peifeng Xu

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Super June Limited
By:	/s/ Peifeng Xu
	Name:	Peifeng Xu
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Victor Yaoyu Zhang
By:	/s/ Victor Yaoyu Zhang

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Victor Family Limited
By:	/s/ Victor Yaoyu Zhang
	Name:	Victor Yaoyu Zhang
	Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Maria Yi Xin
By:	/s/ Maria Yi Xin

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2026
Jade Dew Capital Limited
By:	/s/ Maria Yi Xin
	Name:	Maria Yi Xin
	Title:	Director